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December 20, 2016

BY EDGAR AND COURIER

Ms. Jaime John and Mr. Isaac Esquivel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed December 15, 2016

File No. 333-213925

Dear Ms. John and Mr. Esquivel:

This letter is submitted on behalf of our client,  Farmland Partners Inc. (the “Company” or “FPI”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 20, 2016 (the “Comment Letter”) with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), which was filed on December 14, 2016 and accepted by the Commission on December 15, 2016.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following.

Farmland Partners Inc., page 13

1.              We note that you have entered into agreements to acquire an aggregate of 9,854 acres in Arkansas and Illinois for an aggregate purchase price of $62.8 million. Please explain whether any of these acquisitions are probable and provide any required financial statements or tell us why financial statements are not required.

Response to Comment No. 1

The Company’s three properties under contract are as follows: 1,122 acres located in Arkansas (the “Boys Farm”), 94 acres located in Illinois (the “Swenson Farm”) and 8,638 acres located in Illinois (the “Wilder Farm”). The purchase price for the Boys Farm is approximately

$4.1 million, the purchase price for the Swenson Farm is approximately $3.4 million and the purchase price for the Wilder Farm is approximately $55.3 million. The Company considers all three acquisitions “probable.” The Company respectfully advises the Staff that it analyzed these three real estate acquisitions to determine whether financial statements were required to be filed pursuant to Rule 3-14 of Regulation S-X (“3-14 financial statements”). 3-14 financial statements must be filed on an 8-K if an acquired real estate property or a probable real estate acquisition is significant individually at the 10% level or higher, or, in the case of a transactional filing, if an acquired real estate property or a probable real estate acquisition is significant individually or in the aggregate at the 10% level or higher.

Pursuant to Section 2315.4 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”), the Company evaluated significance based on the total assets shown in its financial statements filed on the Company’s Form 8-K/A dated May 18, 2016 with respect to the acquisition of the Forsythe Farms (the “Forsythe 8-K/A”). When compared to the Company’s total assets shown on the Forsythe 8-K/A, the Boys Farm acquisition is 0.75% significant, the Swenson Farm acquisition is 0.63% significant and the Wilder Farm acquisition is 10.2% significant. Because the acquisitions of the Boys Farm and the Swenson Farm are individually insignificant, 3-14 financial statements are not required on an individual basis for the Boys Farm or the Swenson Farm. Notwithstanding that the Wilder Farm is individually significant, 3-14 financial statements are not required for the Wilder Farm because it is currently owner-occupied and has no prior leasing history, and pursuant to Section 2330.10 of the FRM, 3-14 financial statements are not required in connection with acquisitions of properties that were previously owner-occupied and have no prior leasing history.

Pursuant to Section 2320 of the FRM, the Company evaluated whether 3-14 financial statements for its property acquisitions or probable acquisitions made since January 1, 2016 that are individually insignificant, including the Boys Farm and the Swenson Farm, were required to be filed prior to being declared effective on the Registration Statement. The Company excluded the Wilder Farm and other acquired properties that are excepted from the requirement to file 3-14 financial statements from its analysis of the individually insignificant acquisitions pursuant to Section 2320.2 of the FRM. When compared to the Company’s total assets shown on the Forsythe 8-K/A, the significance of all individually insignificant acquisitions is approximately 4.34%; therefore, no 3-14 financial statements aggregating individually insignificant acquisitions are required to be filed prior to the Staff declaring the Registration Statement effective.

*  *  *

The Company respectfully believes that the information contained herein is responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s response to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman Farmland Partners Inc.
Luca Fabbri Farmland Partners Inc.
John T. Haggerty Goodwin Procter LLP
Lauren C. Bellerjeau Morrison & Foerster LLP